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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                          ----------------------------


                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               -------------------

                           VOICE CONTROL SYSTEMS, INC.
                            (NAME OF SUBJECT COMPANY)


                             VULCAN MERGER SUB, INC.
                          a wholly owned subsidiary of
                        PHILIPS ELECTRONICS NORTH AMERICA
                                   CORPORATION
                        an indirectly owned subsidiary of
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)



                                    92861B100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
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        This Amendment No. 1 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Vulcan Merger Sub, Inc., a Delaware corporation (the "Purchaser"), on May 14, 1999 (the "Schedule 14D-1"), with respect to shares of Common Stock, par value $0.01 per share (the "Shares"), of Voice Control Systems, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 9.  Financial Statements of Certain Bidders

1. Section 9 of the Offer to Purchase. The first paragraph below the table on Page 13 is hereby deleted and replaced with the following:

                    Royal Philips' financial statements are prepared in
               accordance with generally accepted accounting principles in The Netherlands ("Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the U.S. ("U.S. GAAP"). The primary differences between Dutch GAAP and U.S. GAAP as they relate to the Royal Philips' financial information presented above are set forth below.

                    Under Dutch GAAP, goodwill arising from acquisitions prior to 1992 was charged directly to stockholders' equity. According to U.S. GAAP, goodwill arising from acquisitions, including those prior to 1992, is capitalized and amortized over its useful life up to a maximum period of 40 years. As a result of the sale of PolyGram, goodwill has been fully amortized and charged to the gain on disposal in 1998 income under U.S. GAAP.

                    Royal Philips reported a charge to income from operations of
               NLG 726 million for restructurings in its 1998 financial statements. A portion of this restructuring, NLG 89 million (NLG 51 million net of taxes), was not communicated to employees until early 1999 and, accordingly, will be recorded under U.S. GAAP as a charge in 1999. An identical restructuring charge for Grundig was recorded in 1995 under Dutch GAAP for an amount of NLG 262 million, which under U.S. GAAP was reflected in the 1996 accounts. Until 1997 the Company had an obligation under certain put options given to other shareholders in Grundig. For the purposes of U.S. GAAP this liability was recorded in 1995, whereas under Dutch GAAP it was accrued in 1996. Royal Philips settled this obligation.

                    In 1998, Royal Philips reported a charge to net income of
               NLG 74 million relating to a higher accumulated benefit obligation compared to the market value of the plan assets or the existing level of the pension provision in two of the Company's pension plans. For U.S. GAAP purposes, this amount is capitalized as an intangible asset for this additional minimum liability, or directly charged to comprehensive income.

                    In July 1995, Royal Philips contributed its net assets of
               cable networks, with a book value of approximately NLG 200 million, to UPC, a newly established joint venture in

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               which Royal Philips had acquired a 50% interest. Under Dutch
               GAAP, this transfer resulted in a gain of NLG 127 million relating to the partial disposal of its interest in these assets to the other joint venture party (UIH). For U.S. GAAP purposes, this gain was not considered realized because the consideration received by Royal Philips principally consisted of equity and notes issued by UPC and equity in UIH, instead of cash. In 1997, Royal Philips sold its 50% interest in this joint venture, the gain of NLG 127 million on this transaction was recognized under U.S. GAAP in 1997.

                    Under Dutch GAAP's historical cost convention, Royal Philips generally considers the functional currency of entities in a highly inflationary economy to be the U.S. dollar. Under U.S. GAAP, the functional currency would be the reporting currency. The difference between the use of the U.S. dollar as the functional currency instead of the reporting currency is not material.

                    Under Dutch GAAP, securities available for sale are valued at the lower of cost or net realizable value. Under U.S. GAAP they are valued at market price, unless such shares are restricted by contract for a period of one year or more. Under U.S. GAAP, unrealized holding gains or losses will be credited or charged to stockholders' equity.

                    Under U.S. GAAP, it is not appropriate to record a liability for dividends/distribution to shareholders subject to approval of the Annual General Meeting of Shareholders.

                    Under Dutch GAAP, majority-owned entities are consolidated.
               Under U.S. GAAP, consolidation of majority-owned entities is not permitted if minority interest holders have the right to participate in operating decisions of the entity. Although Royal Philips owned 60% of Philips Consumer Communications under U.S. GAAP the venture with Lucent Technologies could not be consolidated but should have been accounted for under the equity method.

                    Under Dutch GAAP, catalogues of recorded music, music
               publishing rights, film rights and theatrical rights belonging to PolyGram, which company was sold in 1998, were written down if and to the extent that the present value of the expected income generated by the acquired catalogues falls below their book value. Under U.S. GAAP they were initially amortized over a maximum period of 30 years. As a result of the sale of PolyGram, the cumulative amortization has been credited to the gain on disposal in 1998 income under U.S. GAAP.

                    According to U.S. GAAP, divestments which cannot be regarded as discontinued segments of business must be included in income from continuing operations. Under Dutch GAAP, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities, have been accounted for as extraordinary items, which under U.S. GAAP would be recorded in income from operations.




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                    Under Dutch GAAP, funding of NavTech activities is accounted for as results relating to unconsolidated companies whereas under U.S. GAAP these amounts have to be included in income from operations as research and development costs.

Item 10.  Additional Information.

1.       Item 10(b)-(c) of the Schedule 14D-1 is hereby amended as follows:

                    On May 18, 1999, Parent filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"). On May 26, 1999, Parent received notice of early termination of the waiting period under the HSR Act. The expiration of the waiting period was one of the conditions to the Purchaser's obligations under the Agreement and Plan of Merger, filed as Exhibit (c)(1) to the Schedule 14D-1, to accept for payment and pay for the Shares tendered pursuant to the Offer to Purchase.

2. Item 10(f) of the Schedule 14D-1 is hereby amended as follows:

          (a) Section 8 of the Offer to Purchase. The second paragraph on Page 11 is hereby amended and restated as follows:

                    The Company has advised the Purchaser that it does not as a matter of course make public any projections as to future performance or earnings and the foregoing projections are included in this Offer to Purchase only because this information was provided to Royal Philips and Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections were based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results can be realized or that actual results will not be materially higher or lower than those projected. Neither Royal Philips, Parent nor the Purchaser or their respective advisors assumes any responsibility for the accuracy of the projections. The inclusion of the foregoing projections should not be regarded as an indication that the Company, Royal Philips, Parent, the Purchaser or any other person who received such information considers it an accurate prediction of future events. Neither the Company, Royal Philips, Parent nor the Purchaser intends to update, revise or correct such projections if they become inaccurate.


          (b)  Section 11 of the Offer to Purchase. The first paragraph of
               Section 11 on Page 16 and Page 17 is hereby amended and restated as following:

                    Notwithstanding any other provision of the Offer, but
               subject to the terms and conditions of the Merger Agreement,




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               the Purchaser(x) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (y) may delay the acceptance for payment of or (subject to such rules and regulations, including Rule 14e-1(c)) payment for, any tendered Shares, in each case (i) majority of the total Shares outstanding on a fully diluted basis and as will permit the Purchaser to effect the Merger without the vote of any person other than the Purchaser shall not have been properly and validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date (the "Minimum Condition"), or (ii) on or after the date of the Merger Agreement, and at or prior to the Expiration Date, any of the following events shall occur:







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                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1999

                           KONINKLIJKE PHILIPS ELECTRONICS N.V.


                           By:  /s/  Eric P. Coutinho
                                ------------------------------------------------
                                 Name:  Eric P. Coutinho
                                 Title: Director and Deputy Secretary



                           PHILIPS ELECTRONICS HOLDING USA INC.


                           By:  /s/ William E. Curran
                                ------------------------------------------------
                                 Name:  William E. Curran
                                 Title: Senior Vice President-Finance



                           PHILIPS ELECTRONICS NORTH AMERICA
                           CORPORATION


                           By:  /s/ William E. Curran
                                ------------------------------------------------
                                 Name:  William E. Curran
                                 Title: Senior Vice President and
                                           Chief Financial Officer


                           VULCAN MERGER SUB, INC.


                           By:  /s/ William E. Curran
                                ------------------------------------------------
                                 Name:  William E. Curran
                                 Title: President and Chief Executive Officer